As  filed  with the Securities and Exchange Commission on June  27, 2000
========================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 11-K

          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
    SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____to _______

Commission file number: 1-9044

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      DUKE REALTY 401(k) PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   DUKE-WEEKS REALTY CORPORATION
                  600 East 96th Street, SUITE 100
                    INDIANAPOLIS, INDIANA 46240

                      DUKE REALTY 401(K) PLAN

         Financial Statements with Supplemental Schedules

                    December 31, 1999 and 1998

            (With Independent Auditors' Report Thereon)

                      DUKE REALTY 401(K) PLAN
                               INDEX
                                                               PAGE

Independent Auditors' Report                                     1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits           2
  Statements of Changes in Net Assets Available for
   Plan Benefits                                                 3
  Notes to Financial Statements                                  4

                                                             SCHEDULES
Schedule of Assets Held for Investment Purposes                  1
Schedule of Reportable Transactions                              2

                   INDEPENDENT AUDITORS' REPORT
  The Associate Benefits Committee
  DUKE REALTY 401(K) PLAN:


  We have audited the accompanying statements of net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  KPMG LLP
  Indianapolis, Indiana
  May 25, 2000

                      DUKE REALTY 401(k) PLAN
       Statements of Net Assets Available for Plan Benefits
                    December 31, 1999 and 1998

                                           1999          1998
                                         ---------    ----------
Assets held by Trustee:
 Investments, at fair value:
  Collective trust                       $2,730,501   $1,612,244
  Mutual funds                           10,669,436    9,959,324
  Common stock                            7,494,214    6,901,480
  Loans to participants                     551,658      441,324
  Other assets                            1,228,913            -

 Cash held for investment                    11,718       10,078

Contributions receivable:
 Participant                                104,945       91,449
 Employer                                    49,557       46,456
                                         ----------   ----------
     Net assets available for
      plan benefits                     $22,840,942  $19,062,355
                                         ==========   ==========

See accompanying notes to financial statements

                      DUKE REALTY 401(k) PLAN
  Statements of Changes in Net Assets Available for Plan Benefits
              Years ended December 31, 1999 and 1998

                                           1999          1998
                                         --------     ----------
Additions to net assets:
 Contributions:
  Participants' salary deferral         $ 2,191,807   $ 1,689,108
  Employer matching of salary deferral      937,089       759,348
  Employer discretionary contribution       711,248       495,187
  Participants' rollover                    661,057       855,218
                                         ----------    ----------
                                          4,501,201     3,798,861
                                         ----------    ----------
 Investment income:
  Net depreciation in fair value
   of investments                          (759,698)     (667,256)
  Interest and dividends                  1,142,673       930,506
                                         ----------    ----------
                                            382,975       263,250
                                         ----------    ----------
     Total additions                      4,884,176     4,062,111
                                         ----------    ----------
Deductions from net assets:
 Benefits paid to participants            1,105,589     1,075,649
 Administrative fees                             -          5,247
                                         ----------    ----------
     Total deductions                     1,105,589     1,080,896
                                         ----------    ----------
     Net increase                         3,778,587     2,981,215

Net assets available for plan benefits:
 Beginning of year                       19,062,355    16,081,140
                                         ----------    ----------
 End of year                            $22,840,942   $19,062,355
                                         ==========    ==========
See accompanying notes to financial statements.

                      DUKE REALTY 401(K) PLAN
                   Notes to Financial Statements
                    December 31, 1999 and 1998


    (1)  DESCRIPTION OF PLAN

    The  following description of the Duke Realty 401(k) Plan  (the
    Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    (a) GENERAL

       The Plan is a defined contribution plan sponsored by Duke Realty Investments, Inc. (the Employer) covering all full-time employees who have completed six months of service as defined by the Plan and are age 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    (b) CONTRIBUTIONS

       Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 15% of the participants' compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Employer matches participant contributions annually up to 3% of total compensation. The Employer matching contribution is limited to the participant's first $160,000 of compensation, and the contribution is invested in the common stock of Duke-Weeks Realty Corporation, the parent of the general partner of the Employer. The Plan currently offers six mutual funds, two collective trusts, a Duke-Weeks stock fund, and a Self-Direct RCMA Option Fund which allows participants to direct their contributions into the stock or mutual funds of their choice.

       The Employer may also make discretionary contributions of a portion of its profits to the Plan to be invested in the common stock of Duke-Weeks Realty Corporation.

    (c) PARTICIPANTS ACCOUNTS

       Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of the Employer's discretionary contribution (when applicable), Plan earnings, and forfeitures of terminated participants' non-vested accounts upon the distribution of the vested portion of their accounts. Effective January 1, 1999, the Plan was amended to require forfeitures to be used to reduce the employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    (d) VESTING

       Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in the discretionary contribution, matching contributions  and forfeiture allocation  and  the  earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service.

                      DUKE REALTY 401(K) PLAN
                   Notes to Financial Statements
                    December 31, 1999 and 1998

     (e) BENEFITS

       When a distribution is made upon termination of service or retirement, a participant's vested account balance is to be distributed in a lump-sum payment within 90 days.

    (f) FORFEITURES

       Participants who terminate employment and receive distribution of the vested portion of their account forfeit any non-vested portion of their account. Prior to January 1, 1999, these forfeitures were allocated to other participants in the same manner as the discretionary contributions. Effective January 1999, forfeitures are being used to reduce the employer matching contributions. In 1999, employer contributions were reduced by $32,379 from forfeited non-vested accounts.

    (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of commitments at the date of financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    (b) BASIS OF ACCOUNTING

       The Plan's financial statements are prepared on the accrual basis of accounting.

    (c) INVESTMENT VALUATION

       Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The collective trust investments are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount and approximate fair value because the interest rates charged approximate current market rates. Purchases and sales of securities are recorded on a trade-date basis.

    (d) ADMINISTRATIVE EXPENSES

       Trustee fees and other expenses, except participant loan fees, are paid directly by the Employer.

    (e) TAX STATUS

       The Internal Revenue Service issued a determination letter on October 28, 1997 stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, contributions to the Plan and earnings thereon should not be taxable to a participant until distributed to the participant.

                      DUKE REALTY 401(K) PLAN
                   Notes to Financial Statements
                    December 31, 1999 and 1998

    (3) PLAN TERMINATION

    Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

    (4) INVESTMENTS

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

    The following table represents the fair value of individual investments which exceed 5 percent of the Plan's net assets available for plan benefits as of December 31:

                                                 1999      1998
                                                 ----      ----
    Merrill Lynch Capital Fund, Inc.
      Class D  Shares                        $3,752,250  $4,258,051
    Merrill Lynch Equity Index Trust          1,743,090     700,211
    GAM International Fund Class A Shares     1,312,030     957,492
    Pimco Mid-Cap Growth Fund Class A Shares  2,164,545   2,072,895
    Massachusetts Investors Trust             2,631,669   2,098,329
    Self-Direct RCMA Option Fund              1,228,913           -
    Duke-Weeks Realty Corporation Common
      Stock - Participant Directed            2,056,486   2,271,838
    Duke-Weeks Realty Corporation Common
      Stock - Non-Participant Directed        5,437,728   4,629,642

    The   Plan's  investments  (including  gains  and   losses   on
    investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                         1999        1998
                                         ----       -----

    Collective trusts                $  249,918   $  86,642
    Common Stock                     (1,320,894)   (219,613)
    Mutual Funds                        180,107    (534,285)
    Self-Direct RCMA Option Fund        131,171           -
                                      ---------     -------
                                     $ (759,698)  $(667,256)
                                      =========     =======

                      DUKE REALTY 401(K) PLAN
                   Notes to Financial Statements
                    December 31, 1999 and 1998

(5)  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                            December 31,
                                            ------------
                                         1999          1998
                                         ----          ----
    Net assets:
     Common Stock                    $5,437,728    $4,629,642
     Contributions receivable            49,557        46,456
                                      ---------     ---------
                                     $5,487,285    $4,676,098
                                      =========     =========

                                            Years Ended
                                            December 31,
                                          1999       1998
                                          ----      -----
    Changes in net assets:
     Contributions                   $1,668,544   $1,283,150
     Dividends                          356,124      215,258
     Net depreciation                  (949,146)    (174,816)
    Benefits paid to participants      (281,615)    (274,373)
    Transfers from participant-
      directed Investments               17,280        4,654
                                      ---------    ---------
                                    $   811,187   $1,053,873
                                      =========    =========

    (6)  CASH HELD FOR INVESTMENT

    Cash held for investment primarily represents contributions received by Merrill Lynch, but not yet invested in the respective funds. The cash held for investment is maintained in an interest bearing account until it is transferred into the appropriate directed fund.

    (7)  LOANS

    Participant loans are limited to the lesser of $50,000 or 50% of the participant's contributed account balance (vested account balance prior to August 1997). Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

                      DUKE REALTY 401(K) PLAN
                   Notes to Financial Statements
                    December 31, 1999 and 1998


(8)  BENEFITS PAYABLE

    At December 31, 1999 and 1998, benefits payable to participants amounted to $141,699 and $0, respectively.

(9)  PARTY-IN-INTEREST TRANSACTIONS

    The following investment funds are sponsored by Merrill Lynch, the Trustee: Retirement Preservation Trust, Equity Index Trust, Capital Fund, Inc. Class D Shares, and Growth Fund Class D Shares. In addition, investments are made in the common stock of the Employer. Therefore, these transactions are considered to be party-in-interest transactions.

                                                   Schedule 1
                      DUKE REALTY 401(k) PLAN
          Schedule of Assets Held for Investment Purposes
                         December 31, 1999

Part
in-
Inter-                   Description of                              Current
est    Identity          Investment           Shares     Cost        Value
------ ----------------  -------------------  ---------  ----------- ----------
       Collective trusts:
*      Merrill Lynch     ML Retirement
                          Preservation Trust    987,411         N/A  $   987,411
*      Merrill Lynch     ML Equity Index
                          Trust                  17,224         N/A    1,743,090
                                              ---------               ----------
                                              1,004,635                2,730,501
                                              =========               ==========
       Mutual funds:
*      Merrill Lynch     ML Capital Fund, Inc.
                          Class D Shares        117,221         N/A  $ 3,752,250
       Oppenheimer       Oppenheimer Strategic,
        Family of Funds   Inc. Fund              71,885         N/A      313,417
       Munder Family     Munder Small Company
        of Funds          Growth Fund            27,621         N/A      495,525
       GAM Family of     GAM International Fund
        Funds             Fund Class A Shares    40,797         N/A    1,312,030
       Pimco Family      Pimco Mid-Cap Growth
        of Funds          Class A Shares         83,930         N/A    2,164,545
       MFS Family of     Massachusetts Investors
        Funds             Trust                 125,617         N/A    2,631,669
                                              ---------               ----------
                                                467,071              $10,669,436
                                              =========               ==========
       Common stock:
       Duke-Weeks        Common stock -
        Realty            Participant
        Corporation       Directed              105,461         N/A  $ 2,056,486
                         Common stock -
                          Nonparticipant
                          Directed              278,858  $5,530,937    5,437,728
                                              ---------               ----------
                                                384,319              $ 7,494,214
                                              =========               ==========
     Other assets:
      N/A                Self-Direct RCMA
                          Option Fund         1,228,913         N/A  $ 1,228,913
                                              =========               ==========
      Loans to participants:
*     N/A               Participant loans             -         N/A  $   551,658
                                              =========               ==========

                                                       Schedule 2
                      DUKE REALTY 401(k) PLAN
                Schedule of Reportable Transactions
                   Year ended December 31, 1999

                                                  Purchase   Selling   Lease
Identity of Party Involved  Description of Asset  Price      Price     Rental
--------------------------  --------------------  --------   --------   ------
Duke-Weeks Realty Corp.     Common Stock          $2,165,707        -        -
Duke-Weeks Realty Corp.     Common Stock                   -  410,641        -

                                                       Schedule 2
                      DUKE REALTY 401(k) PLAN
                Schedule of Reportable Transactions
                   Year ended December 31, 1999

                                                       Current
                                                       Value on
                               Expense     Cost of     Transaction    Gain/
Identity of Party Involved     Incurred    Asset       Date           Loss
-----------------------------  --------    -------     ---------      -------
Duke-Weeks Realty Corporation       -      $2,165,707          -            -
Duke-Weeks Realty Corporation       -         379,156    410,641       31,485

                            SIGNATURES



      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      DUKE REALTY 401(k) PLAN



Date:  June 27, 2000          /s/ Dennis D. Oklak
                              ----------------------
                              Dennis D. Oklak
                              Plan Administrator

The Board of Directors
DUKE-WEEKS REALTY CORPORATION:


We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke-Weeks Realty Corporation of our report dated May 25, 2000, relating to the statements of net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1999, annual report on Form 11-K of Duke Realty 401(k) Plan.



KPMG LLP
Indianapolis, Indiana
June 27, 2000